Simpson Thacher & Bartlett LLP

900 G STREET NW WASHINGTON, D.C. 20001
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

January 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:	Blackstone Private Credit Fund
Registration Statement on Form N-2
(File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 (the “Amendment No. 4”) to the above-referenced registration statement on Form N-2 (collectively with the Pre-Effective Amendment No. 1 filed on July 25, 2022, the Pre-Effective Amendment No. 2 filed on October 14, 2022, and the Pre-Effective Amendment No. 3 filed on December 16, 2022, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”). Amendment No. 4 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on January 5, 2023 relating to the Registration Statement and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

Securities and Exchange Commission	January 13, 2023

Accounting Comments

1.    The Fund filed an 8-K on November 23, 2022 which indicated an unregistered sale of equity securities had occurred. Please confirm that the impact of this sale will be included in future registration statements.

The Fund confirms to the Staff that future registration statements will reflect the sale where the information provided is of a date subsequent to the issuance.

2.    The 10-Q that was filed for the September 30, 2022 period includes the following disclosure:

On August 2, 2022, the Company and the Adviser entered into an amended and restated investment advisory agreement (the “Amended and Restated Investment Advisory Agreement”), which was approved by the Board, including a majority of the Independent Trustees. The Amended and Restated Investment Advisory Agreement altered the Investment Advisory Agreement by removing certain “sunset” provisions that previously stated that certain requirements of the NASAA Omnibus Guidelines would no longer apply if the Fund’s shares become “covered securities” within the meaning of Section 18 of the Securities Act of 1933, as amended, and amending certain undertakings provisions, including to clarify compliance with NASAA Omnibus Guidelines. No other changes were made to the Investment Advisory Agreement.

Please supplementally explain how the approval is consistent with Section 15 of the Investment Company Act of 1940 (the “1940 Act”) and whether shareholder approval is required. Further, please explain why this disclosure was not included in the Registration Statement.

The approval of the Fund’s amended and restated investment advisory agreement is consistent with Section 15 of the 1940 Act because it was approved by the board, including a majority of independent trustees, in accordance with Section 15(c) of the 1940 Act. Shareholder approval was not required because the implementation of the changes to the advisory contract did not increase advisory fees borne by the Fund or its shareholders, and the nature and level of services provided by the adviser to the Fund were not reduced or otherwise modified. Further, the amendments to the advisory contract were inconsequential and provided greater protection to investors by either maintaining or clarifying compliance with the NASAA Omnibus Guidelines so as to render the expense and other burdens associated with seeking shareholder approval warrantless.

3.    On page 223, please include the lead-in paragraph disclosure which is included on page 34 as footnote 7 to the Consolidated Schedule of Investments in the 10-Q that was filed for the September 30, 2022 period.

The Fund confirms to the Staff that it has updated the relevant disclosure.

Securities and Exchange Commission	January 13, 2023

4.    In Note 7 to the Financial Statements, the disclosure no longer indicates that the following borrowing facilities are wholly-owned entities: Bard Peak, Bushnell Peak, Granite Peak, Middle Peak, Bison Peak, Blanca Peak, Windom Peak, Monarch Peak, and Borah Peak. We further note that these entities are consolidated per the disclosures in Note 2 to the Financial Statements. Please supplementally explain if the entities are no longer wholly-owned and their accounting treatment (i.e., whether or not they are consolidated).

The Fund supplementally confirms that those entities remain wholly-owned. The Fund further notes that this is indicated in the first paragraph of Note 7 to the Financial Statements under the sub-heading ‘SPV Financing Facilities’.

5.    In footnote 7, the disclosures indicate that the Fund was in compliance with all the covenants and other requirements of certain facilities. Please confirm that the Fund is in compliance with all of the covenants and other requirements of all outstanding credit facilities and/or borrowings.

The Fund supplementally confirms that it is in compliance with all covenants and other requirements of all outstanding credit facilities as of the date of this letter.

6.    With regard to footnote 5 on page 29 of the Registration Statement, please supplementally explain why the footnoted operating expenses and the recoupment effect do not tie back to the net expenses in the table above for the September 30, 2022 period. Please supplementally explain this discrepancy and update the disclosure as necessary.

The Fund confirms to the Staff that it has updated the relevant disclosure in the Registration Statement. The Fund supplementally confirms that the ratios identified by the Staff are correct in both the Registration Statement and its quarterly report on Form 10-Q for the three months ended September 30, 2022. While Fund management determined that the error in footnote 5 to the table was not material to the overall presentation of its financial position for such period, it has updated footnote 5 in the Registration Statement.

7.    On page 87 of the Registration Statement, the disclosure states, “For the three months ended September 30, 2022 and 2021, we incurred $0.2 million and $0.0 million, respectively in U.S. federal excise tax.” Please supplementally explain the discrepancy with the expense information on page 84 of the Registration Statement and update the disclosure as necessary.

The Fund confirms to the Staff that it has updated the relevant disclosure. Such excise expense is reflected in the general expense.

8.    On page 102 of the Registration Statement, the disclosure only references the delayed draw commitments. We further note that the 10-Q for the September 30, 2022 period contains information as it relates to unfunded investment commitments. Please also include such disclosure in the Amendment No. 4.

The Fund confirms to the Staff that it has updated the disclosure to reflect that the unfunded commitment figure as of September 30, 2022 and December 31, 2022 included the capital commitment to Special Lending Company LLC.

Securities and Exchange Commission	January 13, 2023

9.    On page 146 of the Registration Statement, we note the inclusion of the 7.49% Notes within the Senior Securities table. Please confirm that this set of notes was issued on October 11, 2022. If so, please include these items in the estimated footnote below the table and do not include them in the table with the September 30, 2022 figures.

The Fund confirms to the Staff that it has updated the disclosure.

10.    On page 146 of the Registration Statement, the disclosure below the Senior Securities table states, “As of September 30, 2022, the aggregate principal amount of indebtedness outstanding was $27.150 billion.” We note per the 10-Q for the September 30, 2022 period that the outstanding principal of the Fund’s outstanding debt obligations was $27.5 billion. Please supplementally explain this discrepancy and update the disclosure as necessary.

The Fund confirms to the Staff that it has updated the disclosure.

11.    On page 146 of the Registration Statement, please explain why the September 30, 2022 Senior Securities table does not include the MML 2022-2 Debt of $300.5 million of outstanding principal and update the table as appropriate.

The Fund confirms to the Staff that it has updated the disclosure.

Securities and Exchange Commission	January 13, 2023

12.    On page 146 of the Registration Statement, we note the disclosure in footnote 5 regarding the estimated asset coverage ratio as of October 31, 2022. Further, we note per the Subsequent Events disclosure contained within the 10-Q for the September 30, 2022 period that the Haydon Peak Funding Facility and the Bear Peak Funding Facility were entered into prior to October 31, 2022. Please factor these additional senior securities in the estimated asset coverage amount in footnote 5.

The Fund confirms to the Staff that it has updated the disclosure. The Fund further notes that while both the Haydon Peak Funding Facility and Bear Peak Funding Facility were entered into prior to October 31, 2022, there were no borrowings outstanding as of October 31, 2022.

Please call Rajib Chanda (202-636-5543), Benjamin Wells (212-455-2516), Jonathan Pacheco (202-636-5876 ) or me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Benjamin Wells, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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